Barrett S. DiPaolo Partner

bdipaolo@srf.law

D +1.646.810.2173

February 5, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention:	Daniel Morris
Mara Ransom

Re:	CloudCommerce, Inc.
Registration Statement on Form S- 3
Filed January 22, 2021
File No. 333-252358

Ladies and Gentlemen:

Set forth below, on behalf of our client CloudCommerce, Inc. (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2021 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on January 22, 2021 (the “Registration Statement”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments.

Registration Statement on Form S-3

General

  Please provide a legal analysis of your eligibility under General Instruction I.B of Form S-3 to use the current form for primary and resale offerings. In this regard, please provide a calculation of your public float, as well as the number of shares held by non-affiliates, and an appropriate discussion of the market(s) where your shares are quoted, as necessary. Refer to Securities Act Forms CDI 116.12.

The following is a calculation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company (“public float”) under General Instruction I.B of Form S-3:

1185 Avenue of the Americas | 37th Floor | New York, NY 10036

T +1.212.930.9700 | F +1.212.930.9725 | www.srf.law

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2021

The following is a calculation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company (“public float”) under General Instruction I.B of Form S-3:

Shares of common stock outstanding as of January 22, 2021	702,253,178
Shares of common stock held by affiliates as of January 22, 2021	8,657,651
Shares of common stock held by non-affiliates as of January 22, 2021	693,595,527
Price at which the common equity was last sold on January 13, 2021	$0.169
Aggregate market value of the voting and non-voting common equity held by non-affiliates	$117,217,644

Under General Instruction I.B.1 of Form S-3, Form S-3 may be used for registrations of offerings of “securities to be offered for cash by or on behalf of a registrant, or outstanding securities to be offered for cash for the account of any person other than the registrant. . .; provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. Instruction. . .The aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.”

Since the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was greater than $75 million as of a date within 60 days prior to the date of filing of the Registration Statement, we believe the Company is eligible to use Form S-3 for both primary and resale offerings.

However, the Company’s common stock is quoted on the OTC Pink Market of OTC Markets Group Inc. We are aware of the Staff’s position that to sell securities at market prices, an “existing trading market” for those securities is required, and that the Staff does not consider the OTC Pink Market to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Therefore, we propose to amend the Registration Statement to revise disclosure throughout to indicate that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price (which will be specified in the prospectus) until the common stock is quoted on the OTCQX or OTCQB Markets of OTC Markets Group Inc. or are listed on a national securities exchange.

www.srf.law

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2021

We believe that Securities Act Forms CDI 116.12 is applicable only to Instruction I.B.3 to Form S-3 and is not applicable when following Instruction I.B.1.

If you concur with the foregoing, the Company will file with the Commission Amendment No. 1 to the Registration Statement to effect those changes and make certain other corrections. As it is the goal of the Company to have the Form S-3 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of this letter as promptly as practicable. If you have any questions with respect to the foregoing, please contact the undersigned by telephone at 646.810.2173 or by email at bdipaolo@srf.law.

Sincerely yours,

/s/ Barrett S. DiPaolo

www.srf.law